Exhibit 99.1

Momo Announces Certain Recent Developments

BEIJING, August 18, 2016 – Momo Inc. (NASDAQ : MOMO) (“Momo” or the “Company”), a leading mobile social networking platform in China, today announced that the special committee of the Company’s board of directors received a letter from Mr. Yan Tang (“Mr. Tang”), co-founder, chairman and chief executive officer of the Company, Matrix Partners China II Hong Kong Limited (“Matrix”), Sequoia Capital China Investment Management L.P. (“Sequoia”) , Alibaba Investment Limited (“Alibaba”), Rich Moon Limited (“Yunfeng”) and Huatai Ruilian Fund Management Co., Ltd. (“Huatai Ruilian,” and together with Mr. Tang, Matrix, Sequoia, Alibaba and Yunfeng, the “Buyer Group”), stating that the Buyer Group would like to withdraw the non-binding going private proposal dated June 23, 2015, with immediate effect.

Mr. Tang, the Company’s chairman and chief executive officer, stated that “During the privatization process, we have consistently maintained our focus on business operations and delivering growth to our investors. Driven by solid fundamental improvements, our non-GAAP diluted net income per ADS increased from US$0.03 in the second quarter of 2015 to US$0.12 in the second quarter of 2016. Our GAAP diluted net income per ADS increased from US$0.01 in the second quarter of 2015 to US$0.08 in the second quarter of 2016. With the privatization proposal from the Buyer Group behind us, we are more committed than ever to driving business growth in the interest of the Company and our shareholders.

Our management team have a great deal of confidence in the growth prospects of the Company as well as the long term value of the Momo platform. Such confidence is firmly supported by the strong momentum in revenues and profitability that we foresee into the rest of 2016.

In the second quarter of 2016, we hit another homerun with our live video service revenues reaching US$57.9 million, more than tripling the amount in the first quarter of 2016 and just six months after we fully rolled out the service. At a strategic level, live video is much more than just a monetization opportunity for us. It is essentially an important extension of our social ecosystem. As a brand new form of interaction enabled by technological transitions, live video service is reshaping the way young people socialize and have fun via internet. New forms of content and social activities are emerging on our platform. We recently started to beta test Momo 7.0 and unveiled our short video service called Moments, enabling our users to create and interact with short video stories in a fun and immersive way. This pioneering experiment is part of our effort to expose more Momo users to the live video experience and drive more social activities around it.

Live video is diversifying the social scenarios available on Momo. Leveraging these new social scenarios, we are seeing opportunities to target a new cohort of users and expand into new territories in social and the broader entertainment industry.

We have a clear roadmap ahead and are more focused than ever on executing our strategic priorities. It is our firm conviction that these strategic focuses will allow us to further drive expansion in user scale, revenues as well as profit growth in the future.

Lastly and as always, we are committed to maximizing shareholders values. I look forward to reporting and discussing more of our achievements in the quarters ahead.”

Business Outlook

For the third quarter of 2016, the Company expects net revenues to be between US$125 million and US$130 million, representing a year-over-year increase of 234% to 247%. These estimates reflect the Company’s current and preliminary view, which is subject to change.

About Momo

Momo is a leading mobile social networking platform in China. Momo connects people in a personal and lively way through a revolutionary mobile-based social networking platform. With powerful and precise location-based features, Momo enables users to connect with each other and expand relationships from online to offline. Momo’s platform includes the Momo mobile application, the Hani mobile application and a variety of related features, functionalities, tools and services that it provides to users, customers and platform partners. Leveraging its social interest graph engine and analysis of user behavior data, Momo is able to provide users a customized experience based on their social preferences and needs. Momo users can maintain and strengthen their relationships through private and group communication tools, content creation and sharing functions, as well as the offline social activities promoted on Momo’s platform. Momo users are also able to enjoy live video on our platform. For more information, please visit http://ir.immomo.com.

Safe Harbor Statement

This news release contains “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements include but are not limited to our management quotes and our business outlook for the third quarter of 2016.

Our forward-looking statements are not historical facts but instead represent only our belief regarding expected results and events, many of which, by their nature, are inherently uncertain and outside of our control. Our actual results and other circumstances may differ, possibly materially, from the anticipated results and events indicated in these forward-looking statements. In addition, we may be unable to grow our business in the manner planned. We may also modify our strategy for growth. In addition, there are other risks and uncertainties that could cause our actual results to differ from what we currently anticipate, including those relating to our ability to retain and grow our user base, our ability to attract and retain sufficiently trained professionals to support our operations, and our ability to anticipate and develop new services and enhance existing services to meet the demand of our users or customers. For additional information on these and other important factors that could adversely affect our business, financial condition, results of operations, and prospects, please see our filings with the U.S. Securities and Exchange Commission.

All information provided in this press release and in the attachments is as of the date of the press release. We undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise, after the date of this release, except as required by law. Such information speaks only as of the date of this release.

For investor and media inquiries, please contact:

Momo Inc.

Cathy Peng

+86-10-5731-0538

ir@immomo.com

Christensen

In China

Mr. Christian Arnell

Phone: +86-10- 5900-1548

E-mail: carnell@christensenir.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@ChristensenIR.com

3